The significant subsidiaries of the Company are as follows:


                                    State or Other
                                     Jurisdiction         Percentage of
                                   of Incorporation      Voting Securities
                                   or Organization             Owned

Boise Cascade Canada Ltd.             Canada                  100.00

Oxford Paper Company                  Delaware                100.00